UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 – Exit Filing)*

AN2 THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

0037326105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|   | Rule 13d-1(b)
|   | Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0037326105

1.	Names of Reporting Persons. PFIZER INC. 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 1,362,499 shares of Common Stock, $0.00001 par value per share ("Common Stock") held by Anacor Pharmaceuticals, LLC, a wholly-owned subsidiary of Pfizer Inc.
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 1,362,499 shares of Common Stock held directly by Anacor Pharmaceuticals LLC, a wholly-owned subsidiary of Pfizer Inc.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,362,499(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.58%(1)(2)
12.	Type of Reporting Person (See Instructions): CO

(1) Represents 1,362,499 shares held directly by Anacor Pharmaceuticals, LLC. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Anacor Pharmaceuticals, LLC is a wholly-owned subsidiary of Pfizer Inc.

(2) Based on 29,741,445 shares of Common Stock outstanding as of November 2, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2023.

CUSIP No. 0037326105

1.	Names of Reporting Persons. Anacor Pharmaceuticals, LLC 25-1854385
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 1,362,499 shares of Common Stock, $0.00001 par value per share ("Common Stock") held by Anacor Pharmaceuticals, LLC, a wholly-owned subsidiary of Pfizer Inc.
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 1,362,499 shares of Common Stock held directly by Anacor Pharmaceuticals LLC, a wholly-owned subsidiary of Pfizer Inc.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,362,499(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 4.58%(1)(2)
12.	Type of Reporting Person (See Instructions): OO

(1) Represents 1,362,499 shares held directly by Anacor Pharmaceuticals, LLC. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Anacor Pharmaceuticals, LLC is a wholly-owned subsidiary of Pfizer Inc.
(2) Based on 29,741,445 shares of Common Stock outstanding as of November 2, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2023, filed with the SEC on November 9, 2023.

CUSIP No. 0037326105

ITEM 1.
(A) NAME OF ISSUER:
AN2 Therapeutics, Inc. (the “Issuer”).

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
1800 El Camino Real, Suite D, Menlo Park, California 94027

ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc. (“Pfizer”)
Anacor Pharmaceuticals, LLC (“Anacor”)

Anacor is a wholly-owned subsidiary of Pfizer.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Pfizer and Anacor: : 66 Hudson Boulevard East, New York, New York 10001

(C) CITIZENSHIP:
Pfizer and Anacor: Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Common Stock

(E) CUSIP NUMBER:
0037326105

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 0037326105

(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4. OWNERSHIP.
The information requested in this item is incorporated herein by reference to the cover pages of Pfizer and Anacor to this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

CUSIP No. 0037326105

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

CUSIP No. 0037326105

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

PFIZER INC.
By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary
ANACOR PHARMACEUTICALS, LLC
By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary